March 18, 2026

Rebecca House
Senior Vice President
ROCKWELL AUTOMATION, INC
1201 South Second Street
Milwaukee, Wisconsin 53204

       Re: ROCKWELL AUTOMATION, INC
           10-K filed November 12, 2025 File No. 001-12383
Dear Rebecca House:

        We have reviewed your filing and have the following comments. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2025
Management's Discussion and Analysis
Total segment operating earnings, page 24

1. We note your presentation of total segment operating earnings. When this measure is presented outside of the ASC 280 disclosures in the notes to the financial statements, it must comply with all non-GAAP guidance. In this regard, please address the following:
           This measure excludes corporate and other costs. As such, it appears to exclude normal, recurring, cash operating expenses and, as such, does not comply with Rule
           100(b) of Regulation G and Item 10(e) of Regulation S-K. Refer also to Question
           100.01 of the Division of Corporation Finance   s Compliance &
Disclosure
           Interpretations on Non-GAAP Financial Measures.
           This measure excludes purchase accounting depreciation and amortization, which results in a measure that reflects part, but not all, of an accounting concept and therefore substitutes individually tailored recognition and measurement
           methods. Refer to Question 100.04 of the Division of Corporation
Finance   s
           Compliance & Disclosure Interpretations on Non-GAAP Financial
Measures.
       Confirm you will no longer include this measure outside of your ASC 280 disclosures in future filings, including earnings releases filed under Form 8-K or revise your measure to remove these adjustments. Note that if you you continue to include this measure as appropriately revised, the reconciliation should start with net income, the most directly comparable GAAP measure.
 March 18, 2026
Page 2

2. We note your presentation of total segment operating margin. In addition to addressing the above comments related to total segment operating earnings, please revise to disclose the most directly comparable GAAP measure, operating income margin, with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question
       102.10 of the Division of Corporation Finance   s Compliance &
Disclosure
       Interpretations on Non-GAAP Financial Measures.
Adjusted Income, Adjusted EPS, and Adjusted Effective Tax Rate Reconciliation, page 30

3. We note you exclude purchase accounting depreciation and amortization from your non-
       GAAP measures Adjusted Income, Adjusted EPS and Adjusted Tax Rate. As previously noted, this adjustment results in non-GAAP measures that only reflect part, but not all, of an accounting concept and thus results in tailored accounting measures. Refer to
       Question 100.04 of the Division   s Compliance & Disclosure
Interpretations on Non-
       GAAP Financial Measures and confirm that you will no longer include this adjustment in the determination of these non-GAAP measures in future filings, including earnings releases filed under Form 8-K
Item 8. Financial Statements and Supplementary Data
1. Basis of Presentation and Accounting Policies - Basis of Presentation, page
46

4. We note that certain prior-year amounts in the Consolidated Statement of Operations have been reclassified to engineering and development to conform to the current-year presentation. We further note that these amounts were previously classified as cost of sales. Please disclose how you currently define cost of sales. In addition, provide us with
       (i) your prior definition of cost of sales, (ii) a sufficiently detailed discussion of the nature of the costs no longer identified as cost of sales and (ii) your basis for concluding these costs should no longer be included in cost of sales.
Item 2.02 Form 8-K filed February 5, 2026
Exhibit 99.
Supplemental Information, page 5

5.     Please expand your disclosures surrounding your non-GAAP measures, return on
       invested capital and adjusted EBITDA, to present the most comparable GAAP measures with equal or greater prominence. Refer Item 10(e)(1)(i)(A) of Regulation S-K and
       Question 102.10 of the Division of Corporation Finance   s Compliance &
Disclosure
       Interpretations on Non-GAAP Financial Measures.
Return on Invested Capital, page 17

6. Your Return on Invest Capital (ROIC) is computed using a non-GAAP "return" measure in your numerator because you adjust net operating profit after tax for purchase accounting depreciation and amortization and impairment. As previously noted, the exclusion of purchase accounting depreciation and amortization results in a non-GAAP measure that only reflects part, but not all, of an accounting concept and thus results in a tailored accounting measure. Confirm that you will no longer exclude purchase accounting depreciation and amortization in your calculation of ROIC. In addition, if you continue to exclude the impairment adjustment from your calculation of ROIC, please
 March 18, 2026
Page 3

       relabel your measure to highlight you have adjusted the commonly calculated ROIC and revise to present the most directly comparable measure as commonly calculated using
       GAAP amounts. Refer to Item 10(e)(1)(ii)(e) of Regulation S-K and Question 100.05 of
       our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Al Pavot at 202-551-3738 or Jeanne Baker at 202-551-3691 if
you have any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services